UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: January 1, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BACK YARD BURGERS, INC.

Full Name of Registrant

Former Name if Applicable

1657 N. Shelby Oaks Drive, Suite 105

Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38134-7401

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Given the significant attention that has been focused on various aspects of accounting for operating leases, Back Yard Burgers, Inc. (the “Company”), like many other restaurants and retail companies, has undertaken a review of its accounting practices regarding operating leases. Based on the Company’s review, the company has identified an error in its historical accounting practice with respect to accounting for leases with renewal options and related leasehold improvements. As a result, on March 31, 2005, the Company’s Audit Committee, in consultation with management, concluded that restatements of financial statements for prior fiscal years and periods will be required.

Historically, when accounting for leases with renewal options, the Company recorded rent expense on a straight-line basis over the initial non-cancelable lease term without regard for renewal options. The Company depreciated its buildings, leasehold improvements and other long-lived assets on those properties over a period that included both the initial non-cancelable term of the lease and all option periods provided for in the lease (or the useful life of the assets if shorter).

     The Company will restate its financial statements to recognize rent expense on a straight-line basis over the lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty such that at lease inception the renewal option is reasonably assured of being exercised. The Company will also restate its financial statements to recognize depreciation on its buildings, leasehold improvements and other long-lived assets over the lease term where the lease term is shorter than the useful life of the assets. As a result of the Company’s assessment of its lease accounting, it has determined that there is a material weakness in its controls over accounting for leases. The restatement has no impact on the Company’s previously reported cash flows, revenue or same-store sales. This matter has been discussed with the Company’s independent registered public accounting firm.

The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended January 1, 2005 on a timely basis because the Company requires additional time to fully incorporate the lease accounting correction described above as management completes its year-end financial reporting. The Company expects to file its Form 10-K by the extended due date of April 18, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael G. Webb	(901)	367-0888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company is working to finalize its quantification of the impact of the change described above on its financial statements. Based on its review to date, the Company currently estimates that the decrease in net income for fiscal 2004 will be between $100,000 and $150,000 and the decrease in net income for the fiscal years 2000 through 2003 will range between $50,000 and $125,000. The Company will file restated consolidated financial statements in its Form 10-K for the year ended January 1, 2005.

BACK YARD BURGERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael G. Webb
Michael G. Webb
Chief Financial Officer

Dated: April 1, 2005